FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0287
Expires: Janauary 31, 2005
Estimated average burden hours per response. 0.5

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Watkins, Rickar D.	**PremierWest Bancorp PRWT**	__X__ Director _____ 10% Owner _____ Officer (give title below) _____ Other (specify below)

(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year October 16, 2002	
503 Airport Road			
(Street)		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line)
Medford, OR 97501			__X__ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)			

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2.Trans- action Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Common Stock							7,653	D	
Common Stock							1,050	I	By IRA
Common Stock							14,992	I	By Trust

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

SEC 1474 (3-99)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

October 16, 2002

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	4.Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (062002) (right to buy)	$7.060	06/20/2002	A	V	1,500		12/23/2002	06/20/2012	**Common Stock**	1,500		1,500	D	
Stock Option (10107) (right to buy)	$2.884						05/08/2000	01/01/2007	**Common Stock**	26,076		26,076	D	

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
   See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.

/s/ Gordon E. Crim

** Signature of Reporting Person

**Gordon E. Crim, Attorney-in-Fact for
Rickar D. Watkins**

10/16/2002

Date